SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-9
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2002

SONERA CORPORATION
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESENTATION FIRST USED BY SONERA CORPORATION ON OCTOBER 25, 2002.

Interim Report July - September October 25, 2002

Contents of the presentation July-September 2002 in brief and full-year outlook Harri Koponen, President & CEO Consolidated key figures and interim report per business area Pauli Leppanen, Senior Controller

Very strong quarterly results Record-high profitability and cash flow: underlying EBITDA EUR 199 million (183) cash provided by operating activities EUR 220 million (84) Comparable revenues grew by 5% to EUR 551 million Underlying profit before income taxes and minority interest improved significantly to EUR 91 million (50)

Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Profit 102 122 183 155 191 195 199 Profitability continued to improve Underlying EBITDA per quarter EUR million 102 122 183 155 191 195 199

Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Profit -57 -93 -10 -2 29 153 157 Record-high free cash flow (All operating income and expenses - financial items - taxes - capex) EUR million - 57 - 93 - 10 - 2 29 153 157 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02

Number of GSM customers grew by 1.5 million International joint ventures showed strong growth and financial performance Sonera acquired control in four Eurasian GSM operators with a total of 1.5 million customers (annual growth 42%) In Russia, MegaFon received 600,000 new customers (Sonera's ownership 26%) Turkcell continued its good financial performance in Q3 Despite the acquisition of Fintur, net debt decreased slightly and was EUR 2.1 billion; in 18 months Sonera has cut its net debt by EUR 3.5 billion

Full-year profitability outlook further upgraded The Group's comparable revenues will grow, albeit at a slower rate than in the previous year The Group's underlying EBITDA will grow by more than one- third from the 2001 level, and the EBITDA margin will rise to the level of 35% of revenues Underlying EBITDA loss of Service Businesses will be limited to EUR 50 million Consolidated operating profit will double as compared with 2001 Underlying equity loss continues to decrease and will be about EUR 100 - 150 million Capex are estimated to be about EUR 300 million after the acquisition of Fintur Underlying EBITDA - net interest expense - capex = EUR 350 - 400 million

Consolidated key figures and interim report per business area Pauli Leppanen, Senior Controller

Consolidated income statement EUR million Comparable revenues were up 5%, taking into account the businesses divested and the pro forma revenues of Fintur Continued improvement of underlying EBITDA was due to the narrowing of EBITDA losses from Service Businesses and the consolidation of Fintur as of September Underlying operating profit rose to EUR 114 million (99)

Consolidated income statement (cont.) EUR million Equity income turned positive due to the financial performance of Turkcell and Fintur, and the discontinued equity accounting for Group 3G of Germany, whose carrying value Sonera wrote down to zero in Q2 Net financial expenses grew, as Sonera no longer records interest income from Group 3G Underlying profit before income taxes and minority interest almost doubled and was EUR 91 million (50) Net income per share was EUR 0.04

Profitability of business areas Mobile Communications Finland EUR million Revenue growth was slowed down by new interconnection agreements, lower SMS prices, high overall penetration, and the strategic goal to seek profitable growth Revenues from non-voice services unchanged: EUR 36 million (37) Profitability continued record-high; EBITDA margin 51.9% (51.5%) Average monthly use of a mobile subscription rose to 153 min. (149), and the average number of text messages sent rose to 26.7 (25.8) Average monthly revenues per user (ARPU) were EUR 40.3 (40.7) No. of GSM subscriptions grew by a net of 19,206 from June 30 Annualized GSM customer churn was 11.0% (9.5%)

Profitability of business areas International Mobile Communications EUR million The figures include the expenses of Sonera Wireless Ventures. Fintur transaction was completed: Sonera's holding rose to 58.55%; loss- making businesses sold to the Cukurova Group. Sonera's investment EUR 117 million, Sonera assumed Fintur's net debt of EUR 125 million Sonera acquired a majority holding in companies operating in the emerging markets of Azerbaijan, Georgia, Kazakhstan and Moldova with a total of 1.5 million customers (Sept 30, 2001: 1.1) Sonera has consolidated Fintur as of Sept 1, 2002. Fintur will contribute significantly to Sonera's revenue growth in the future: for Q3 Fintur recorded revenues of USD 67 million, underlying EBITDA of USD 34 million, and operating profit of USD 21 million

Profitability of business areas Service Businesses EUR million Revenues decreased due to the divestment of Info Communications Underlying EBITDA loss decreased significantly SmartTrust's revenues decreased to EUR 5 million (10) due to seasonal variation and underlying EBITDA loss narrowed to EUR 3 million (4) Zed's revenues grew to EUR 12 million (7), underlying EBITDA loss narrowed to EUR 2 million (30) Plaza's revenues rose to EUR 14 million (11) and underlying EBITDA loss was EUR 1 million (5) Juxto's revenues were EUR 15 million (18) and underlying EBITDA loss was EUR 2 million (3)

Profitability of business areas Sonera Telecom, EUR million Revenues decreased due to the disposals of Primatel and Gateway, the decrease in the volume of domestic and international calls; comparable revenues were up 2% revenues from domestic calls were down to EUR 49 million (54) and revenues from international calls fell to EUR 36 million (42) The number of ADSL and other consumer broadband connections showed strong growth and was 47,918 on Sept 30 (4,374) Revenues from data services remained unchanged and were EUR 38 million (38); revenues from leased lines were EUR 14 million (15) EBITDA decreased due to the revised sharing of mobile-originated international call revenues and disposals of businesses; underlying EBITDA improved compared with Q2

Associated companies Equity income, EUR million Turkcell's net income turned positive in Q2; effect on Sonera's Q3 equity income EUR 1 million (loss of EUR 16 million) Turkcell's Q3 net income USD 59 million (5.6) customer base continued to grow and was 14.9 million on Sept 30 Restructuring of MegaFon completed; 600,000 new subscriptions in Q3; 2.3 million customers at the end of September Aggregate number of customers of mobile 2G associated companies was about 18.7 million at the end of September Aggregate number of subscriptions of fixed network associated companies was about 2.3 million at the end of September

Financial income and expenses EUR million The interest income of July-September 2002 no longer includes income from Group 3G of Germany

Balance sheet EUR million

Net debt reduced significantly


EUR million
VoiceStream & Powertel sales MEUR 724
Sales of DT shares MEUR 750
Rights issue BEUR 1; DT sale MEUR 254
Pannon, SIC and DT sales MEUR 894; advance payment of Fintur MEUR 66
Eliska, Libancell, Primatel & Gateway sale MEUR 216; cash flow MEUR 209
Remaining Fintur payment MEUR 52 and net debt MEUR 125, cash flow MEUR 220
5,661
5,122
4,494
3,268
2,465
2,142
2,132
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Q2/02
Q3/02

18

Targets for 2003 Consolidated revenues are estimated to grow especially due to Fintur Sonera's target is that underlying EBITDA will improve from the level of 2002, and that the underlying EBITDA margin will be at least 35% of revenues Sonera's target for underlying operating profit is significant improvement from the level of 2002 and that the operating profit margin is at least 20% of revenues Return on capital employed is targeted to be over 10% and return on shareholders' equity about 15%

Forward-Looking Statements

     This press release contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

     Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

     The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.